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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              THE FIRST YEARS INC.
                       (Name of Subject Company (issuer))

                              THE FIRST YEARS INC.
                       (Names of Filing Persons (issuer))

                          COMMON STOCK, $.10 PAR VALUE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    337610109
                      (CUSIP Number of Class of Securities)

                                  JOHN R. BEALS
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                              THE FIRST YEARS INC.
                                ONE KIDDIE DRIVE
                         AVON, MASSACHUSETTS 02322-1171
                                 (508) 588-1220
            (Name, address and telephone number of person authorized
            to receive notices and communications on behalf of filing
                                    persons)

                                 with a copy to:
                         STANFORD N. GOLDMAN, JR., ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

                            Calculation of Filing Fee

      Transaction valuation*                      Amount of filing fee:
           $11,385,000*                                  $2,277.00**

     *Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of up to 900,000 shares of common stock of The First Years Inc. at the maximum tender offer purchase price of $12.65 per share in cash.

     **Previously paid.

     [X] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $2,277.00
          Form or Registration Number: Schedule TO
          Filing Party: The First Years Inc.
          Date Filed: November 21, 2001

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


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     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO
relates to the issuer tender offer of The First Years Inc., a Massachusetts corporation, to purchase up to 900,000 shares of its common stock, $0.10 par value per share, including the associated common stock purchase rights issued pursuant to the Common Stock Rights Agreement dated as of November 19, 2001 between The First Years Inc. and EquiServe Trust Company, N.A., as rights agent. The First Years offered to purchase these shares at a price not greater than $12.65 nor less than $10.65 per share, net to the seller in cash, without interest. The First Years' offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, including by the Supplement set forth herein, together constitute the tender offer. This Amendment No. 1, including the Supplement set forth herein, is intended to amend and supplement the Issuer Tender Offer Statement.

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein, including by the Supplement.

     ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of the Issuer Tender Offer Statement on Schedule TO is hereby supplemented and amended by adding the following:

     On December 10, 2001, The First Years issued the press release which is included herewith as Exhibit (a)(5)(v) and is incorporated herein by reference.

     ITEM 12. EXHIBITS.

     Item 12 of the Issuer Tender Offer Statement on Schedule TO is hereby supplemented and amended by adding the following:

Exhibit Number           Description
--------------           -----------

(a)(1)(v)                Supplement

(a)(5)(v)                Press Release, dated December 10, 2001


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001

                                           The First Years Inc.

                                           by: /s/ John R. Beals
                                               ---------------------------------
                                               John R. Beals
                                               Senior Vice President, Chief
                                               Financial Officer and Treasurer




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                                  EXHIBIT INDEX

Exhibit Number               Description
--------------               -----------

(a)(1)(v)                    Supplement

(a)(5)(v)                    Press Release, dated December 10, 2001